Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Silvermex Resources Inc.
(formerly Genco Resources Ltd.)

TSX: SLX

Suite 420 – 609 Granville Street
Vancouver, B.C., V7Y 1G5, Canada
Telephone: 604-682-4004
Fax: 604-682-4009

Dated: March 31, 2011

Introduction

For the purpose of this Management’s Discussion and Analysis ("MD&A"), the terms "the Company" and "Silvermex", refer to Silvermex Resources Inc. and its subsidiaries. The information provided in this MD&A is supplemented by disclosure contained within the Company’s audited consolidated financial statements for the year ended December 31, 2010, and Silvermex’s Annual Information Form for the year ended December 31, 2010, both of which are available on SEDAR at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). All dollar amounts are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Silvermex’s MD&A contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements relating to the actual results of exploration activities, the timing and amount of estimated future production, delineating and developing additional reserves and resources, completion of development or construction activities, capital expenditures, environmental initiatives, requirements for additional capital, future prices of precious and base metals, currency fluctuations and the timing and possible outcomes of pending litigation. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Silvermex does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mining companies and companies doing business in multiple political jurisdictions. Also refer to "Risk Factors" in the Company’s Annual Information Form for the year ended December 31, 2010.

Qualified Person

Pursuant to National Instrument 43-101, Robert Fraser, M.Sc. P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

Silvermex Resources Inc.	2010 Annual MD&A

Overview

Silvermex is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico . The Company has mining operations in Mexico and owns exploration properties in Canada, Mexico and the United States.

The Company’s core assets in the Temascaltepec Mining District of Mexico, aside from the producing La Guitarra silver-gold mine and mining concessions, include over 39,000 hectares in one of Mexico’s oldest and most prolific silver districts. La Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

In January 2010, Silvermex released results of an updated resource and reserve audit for its La Guitarra Mine and Temascaltepec Mining District. The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling both on surface and from underground, and ore body modelling.

On September 20, 2010 Genco Resources Ltd. ("Genco") announced that it had entered into an agreement with Silvermex Resources Ltd to acquire 100% of the shares in an all-share transaction. The transaction was carried out by way of a plan of arrangement and was approved by the shareholders of both companies and The Supreme Court of British Columbia, Prior to the completion of the transaction, Genco subdivided all of its common shares on a 1.1 for 1 basis. All of these shares were exchanged on a 1 for 1 basis. The transaction closed on November 16, 2010. Simultaneously with closing, Genco Resources Ltd. changed its name to Silvermex Resources Inc., and Silvermex Resources Ltd. changed its name to Silver One Mining Corporation ("Silver One"). A new board of directors and management of Silvermex were also appointed.

Silver One was previously listed on the TSX Venture Exchange. Its historical information and regulatory filing, including information on the history of its properties may be found on sedar.com under Silver One.

During December 2010, the Company completed a private placement of 24,193,548 units at a price of $0.62 per unit for gross proceeds of $15,000,000. Each unit consists of one common share and a one-half warrant to purchase a further share for $0.90 for a period of three years. The agents of the brokered private placement were paid a fee of $1,005,426. The Company also paid $35,650 in fees for the non-brokered private placement. These fees represent 7% of the gross proceeds raised. 1,621,655 broker’s warrants equal to 7% of the number of units sold in the brokered portion of the private placement, and 57,893 warrants equal to 7% of the units issued in the non-brokered portion of the private placement were issued. All of the agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

Silvermex Resources Inc.	2010 Annual MD&A

Outlook

During April 2010, the La Guitarra Mill recommenced some operations following a 17 month closure, milling ore from existing stockpiles and dumps on a limited basis. Although the ore milled was considered low grade, metal prices at the time combined with low associated mining and milling costs made the processing of this material attractive on a cost recovery basis. In May 2010, La Guitarra received the necessary authorization to purchase explosives and resumed underground mining operations.

Management did not expect to reach profitable levels of production immediately, but anticipated losses would be reduced with the restart of mining operations. Production steadily ramped up from the recommencement of operations in April 2010, to September, 2010, when production rates were more consistent. Although production costs during the restart of operations were higher than costs reported in the past, these increased costs were largely offset by improved metal prices. The Company’s focus in the short term is to lower mining costs and to increase metal production. Several options are being explored to increase metal production, but the Company believes any increase in production must be sustainable and not short term in nature.

The Company is undertaking a significant underground drilling and development campaign to identify areas to increase mine output, but the Company believes any increase in this approach requires a renewed focus by mine management and the workforce, and the coordination of several capital projects being undertaken at the same time.

The Company’s long term goal remains focused on production expansion of the La Guitarra mill and mine and it continues to evaluate different production and expansion scenarios to better take advantage of the potential of the Temascaltepec district. A primary objective is also to increase mine output to match the mill capacity. This requires a well managed and successful surface exploration and drilling program which will focus on existing targets and the compilation of existing exploration data, as well as a change from the current mining practices, a successful underground drilling/development program, a renewed focus by mine management and the workforce, and the coordination of several capital projects being undertaken at the same time.

Mine Operations

In late October 2008, a group which included former employees of Silvermex’s subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA"), closed the La Guitarra operations by blocking mine access. The dispute was resolved in November 2009 with metal production resuming in April 2010. The Company had no production during the year ended December 31, 2009. All mineral sales recorded for the year ended December 31, 2009 relate to the sale of mineral concentrate produced prior to December 31, 2008, and were recognized in accordance with the Company’s revenue recognition policy.

Silvermex Resources Inc.	2010 Annual MD&A

The following table summarizes metal production at La Guitarra Mine for the respective years:

	2010(1)	2009 (2)
Tonnes ore milled	39,896	Nil
Tonnes ore milled per day (3)	157	Nil
Silver equivalent grade (g/t)	189	0

Silver grade (g/t)	131	0
Gold grade (g/t)	1.13	0
Silver recovery (%)	88.87	0
Gold recovery (%)	82.33	0
eAg shipped (ounces) (4)	177,814	24,583
Silver shipped (ounces) (4)	125,835	14,565
Gold shipped (ounces) (4)	1,020	156
eAg sales (ounces)	160,289	21,699
Silver sales (ounces)	112,690	12,644
Gold sales (ounces)	934	141
Average realized silver price (US$)	26.52	17.67
Average realized gold price (US$)	1351.54	1,134.72
Gold$/Silver$ equivalency factor	50.96	64.22

(1) Production at La Guitarra restarted on April 21, 2010.
(2) All sales relate to mineral concentrates produced during 2008 and sold during 2009.
(3) Tonnes milled per day in 2010 based on 254 operating days. The mill did not operate in 2009 due to illegal roadblock and mine closure.
(4) Ounces contained in mineral concentrate shipped during the period. This excludes inventory of 19,543oz of silver concentrate at the Mine site as at December 31, 2010. This inventory was shipped in January 2011 and revenues will be recognized in 2011.

Exploration and Mine Development

La Guitarra Mine Development

The Company’s primary objective continues to be to delineate and develop additional reserves and resources in order to operate the mine at its optimal level by the fourth quarter of 2011.

The San Rafael underground workings, directly contiguous to the La Guitarra zone, have recently been de-watered. Following the rehabilitation and development of this zone, this area will provide the primary feed for the mill.

Approximately 3,900 m of underground development totalling $2.4 million in expenditures are planned for 2011. This includes 600 m of crosscut development for diamond drill platforms. Mining is scheduled to be conducted on multiple levels allowing for a consistent number of workplaces at any one time to meet production targets.

Although potential new production centres have been identified at Mina de Agua, Coloso and Nazareno, at this time Silvermex plans to focus development on existing areas of production at La Guitarra and San Rafael. During the three month period ended December 31, 2010, work at La Guitarra focused on expanding current areas of production and rehabilitation work to restart production on the La Cruz level.

Silvermex Resources Inc.	2010 Annual MD&A

La Guitarra Exploration

Within the Temascaltepec Mining District the Company has adopted a systematic approach to exploration, which involves the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

The Company has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing reserves and resources near the existing La Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with significant mineralization identified in each of these areas. Silvermex estimates that less than 5% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have already been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with very high grades but little or no exploration using modern techniques has been done.

The new resource model, combined with a comprehensive program of surface mapping and sampling will assist in prioritizing our drill targets for 2011. Approximately 7,500m of surface drilling and 7,500m of underground drilling is planned for this year. Management is confident that this exploration program will lead to the development of near-term ore supply and delineate potential new ore bodies and resources.

San Marcial Property

The results of the diamond drill program consisting of 22 holes totalling 3706.5 meters on this property have been previously publicly disclosed by Silver One. Final check assays from a second laboratory have been received and the QA/QC work has not indicated any issues with respect to the assaying by the both the principal and secondary laboratory for the drill program so the results are considered satisfactory and suitable for reserve/ resource work. An updated mineral resources estimate and block model is being prepared in-house and will be completed in the near future.

Upon completion of the resource estimate and block model, the Company will internally evaluate whether it has sufficient resource to prepare a preliminary mine plan and incorporate the data into a scoping study to determine the economic viability of the San Marcial Property.

Rosario Property

The Company is evaluating the strategic synergy provided by the existing infrastructure at the Rosario Property and its proximity to the San Marcial project. The Rosario Property contains a camp, mill site, tailings facility, water rights and electrical contract and infrastructure that could allow the San Marcial project to commence production in a shorter time frame and at a lower capital cost. In addition, the Company is also encouraged by the exploration potential identified by Grupo México and Aurcana Corporation on this project. Channel samples were obtained from the lowest working levels and the results were encouraging. The Company is looking at exploration opportunities to expand the historic resource, reviewing existing production records and evaluating the potential of these properties to go back into production.

Silvermex Resources Inc.	2010 Annual MD&A

Environmental Matters

Silvermex recently commissioned a pilot water treatment facility at La Guitarra to ensure constant water quality control of a stream near the Company’s operations. This facility has shown that the technology selected is successful and a plan and budget for an expansion and a further upgrade are scheduled for the first half of 2011. As development continues at La Guitarra, the Company will be initiating a number of environmental initiatives and stringent control procedures. These include: the continuous analysis of water, water treatment, surface remediation, waste management and recycling programs. The Company will continue these initiatives in order to improve the area for the safety and health of our workers and local communities.

Selected Annual Information

The following is a summary of the Company’s financial results for the three most recently completed financial years:

	2010	2009	2008
Total revenue Gross margin Net loss Basic and fully diluted loss per share Total assets Total long term liabilities Dividends declared	$3,950,957 $838,457 ($41,467,946) ($0.37) $94,306,394 $13,365,720 Nil	$381,648 $339,005 ($15,309,189) ($0.26) $37,054,998 $6,565,985 Nil	$6,604,496 ($708,115) ($9,990,220) ($0.24) $47,021,055 $5,341,323 Nil

The fluctuation in revenues from 2008 to 2010 reflect the closure of the La Guitarra Mine toward the end of 2008, limited processing in 2009 of inventory mined in 2008, and the reopening of the Mill and Mine and resumption of operations in 2010. The Company’s net loss in 2009 was higher than the net losses incurred in 2008 due to an allowance of $2,662,525 provided on the Company’s Value Added Tax ("VAT") receivable with the Mexican tax authority, recognizing an impairment loss of property, plant and equipment $5,391,848, and a future income tax expense of $4,786,126. The net loss in 2010 is higher than that of 2009 principally due to the impairment of the goodwill ($37,468,666) which arose on the acquisition of Silver One. The preliminary goodwill on the acquisition transaction arose primarily due to the change in the fair value of the share consideration received by the former shareholders of Silver One. During the time period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the overall value of the purchase consideration. The Company tested the value of goodwill at December 31, 2010 for impairment and determined that it could not support the carrying value of the preliminary goodwill, and as a result recorded an impairment.

The decrease in total assets from 2008 to 2009 is in part due to an impairment of property, plant and equipment of $5,391,848, while the increase from 2009 to 2010 is due to the acquisition of Silver One and its net assets (totaling $65,119,144) less the impairment of goodwill arising on that acquisition of $37,468,666, and the net proceeds of the $13,916,847 private placement which closed in December 2010. Total long term liabilities increased from 2009 to 2010 due to the increase in future income taxes relating to the acquisition of Silver One.

Silvermex Resources Inc.	2010 Annual MD&A

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) as described in Note 2 to the Financial Statements for the year ended December 31, 2010. Except as noted, all dollar amounts contained in this discussion and analysis and in the Financial Statements are in Canadian dollars.

Results of Operations

Total assets were $94,306,394 at December 31, 2010, which is an increase from the total of $37,054,998 at December 31, 2009. This increase reflects the acquisition of Silver One (less the goodwill impaired) and the proceeds from financing activities undertaken during the year. Silver One’s net assets were valued at $34,956,166, and Silver One had cash of $4,048,180 at the time of its acquisition.

At December 31, 2010, current assets were $30,156,929, an increase from $3,916,844 at December 31, 2009. This increase is attributable to an increase in cash and accounts receivable (see below). On December 31, 2010, Silvermex had working capital of $25,438,734, an increase of $26,059,445 over the working capital deficit at December 31, 2009. The improvement in working capital is primarily as a result of the $13,916,847 (net of agents’ fees and share issuance costs) financing concluded in December 2010, the cash acquired in the Silver One acquisition of $4,048,180, and the increase in accounts receivable due to the shipment of a larger-than-normal quantity of mineral concentrate. This arose because in July 2010 management commenced a review of available options for the processing of mineral concentrates produced at La Guitarra. While this review was in process, mineral concentrates were not shipped, resulting in an increase in mineral concentrate inventories. The review was completed in the latter part of fourth quarter and the Company began shipping mineral concentrates, resulting in an increase in accounts receivable as of December 31, 2010.

Long-term liabilities were $13,365,720 on December 31, 2010, which was an increase from $6,565,985 at December 31, 2009. $1,387,200 of the increase was attributable to the change in estimate attributable to the asset retirement obligation. The remainder of the increase was primarily attributable to the increase of $5,011,977 in future income taxes liability, a portion of which can be attributed to the acquisition of Silver One.

The Company recommenced operations at La Guitarra during April 2010, reporting a gross profit of $838,457, on mineral concentrate sales of $3,950,957. The mineral concentrate sales for 2009 of $381,648 were for ore processed in 2008 and sold in 2009. The La Guitarra mine did not operate in 2009 due to mine access issues.

The Company incurred an operating loss of $5,772,020 in 2010, an increase of the loss over an operating loss of $3,832,420 for 2009. Administration expenses increased to $4,601,945 in 2010 from $2,143,252 in 2009 primarily as a result of increase accounting, legal and consulting fees due to property evaluations, due diligence and merger and acquisition activity, related to and as a result of the acquisition of Silver One, and also due to an increase in wages and benefits in 2010 from $683,159 in 2009 to $1,672,628 in 2010. This latter increase is partially as a result of the increase in payroll as a result of the acquisition of Silver One as well as due to bonuses paid to management for service provided in 2010.

The Company’s net loss before tax for the year ended December 31, 2010 was $41,987,419, compared with a net loss before tax of $10,523,063 during the year ended December 31, 2009. In 2009 an impairment of $5,391,848 had been recorded for certain property, plant and equipment at La Guitarra, whilst none was taken in 2010. A larger allowance of the Company’s VAT receivable asset was also taken in 2009 ($2,662,525) than in 2010 ($525,708). However, an impairment of $37,468,666 was taken against goodwill in 2010.

Silvermex Resources Inc.	2010 Annual MD&A

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2010	2010	2010	2010	2009	2009	2009	2009
		$	$	$	$	$	$	$
Revenue	3,390	313	248	Nil	382	Nil	Nil	Nil
Net income (loss)	(38,066)	(355)	(1,565)	(1,482)	(14,617)	(1,488)	204	592
Income (loss) per share*	(0.33)	(0.00)	(0.02)	(0.02)	(0.20)	(0.02)	0.00	0.01
*Basic and fully diluted

The revenue figure for the quarter ended December 31, 2010, is significantly higher than the revenue reported in the quarters ended September 30 and June 30, 2010. Revenues for the quarter ended June 2010 reflect the lower grade ores being milled, limited mine production, and less than a full quarter of production. During the quarter ended September 30, 2010, production increased at La Guitarra and the average ore grades increased, but the Company elected to stockpile mineral concentrate and limit mineral concentrate shipments during the quarter while it explored mineral concentrate processing options. During the quarter ended December 31, 2010, the stockpiled mineral concentrates from the prior quarter as well as production from the current quarter were shipped and recovered metal sold. Therefore the revenue figures for the quarters ended September 30 and December 31, 2010 understate and overstate what the revenues for the quarters would have been had the metal produced been sold in the quarter of production. Additionally the prices for silver and gold were significantly higher during the quarter ended December 31, 2010 than during the previous quarters.

The loss was larger in the fourth quarter of 2009 due to an allowance taken against VAT receivable ($2,662,525), an impairment of property, plant and equipment at La Guitarra ($5,391,848), and future income taxes of $4,946,377 increased due to the company taking a full valuation allowance against its carry forward losses.

The loss was larger in the fourth quarter of 2010 primarily due to the goodwill impairment of $37,468,666.

Fourth Quarter 2010

The acquisition of Silver One closed during the fourth quarter. This resulted in an increase to the Company’s net assets of $34,956,167, after the goodwill impairment of $37,468,666. Silver One’s payment and debt obligations and asset retirement obligation were also recognized upon the completion of the acquisition.

The Company also took a further allowance against its VAT receivable with the Mexican Tax Authority of $525,708 as a result of the tax reassessment, and it also increased its asset retirement obligation at La Guitarra by $1,235,207.

Silvermex Resources Inc.	2010 Annual MD&A

Liquidity and Capital Resources

On December 31, 2010, the Company had cash on hand of $17,414,536 and short term investments of $7,400,203, current assets of $30,156,929 and working capital of $25,438,734. The Company believes that the current cash on hand and short term investments are sufficient to meet its cash requirements for the consolidated entity for the next 12 months. In addition to cash used to fund the Company’s operations, key events affecting the Company’s cash and working capital are as follows:

  During December 2010, the Company completed a private placement of 24,193,548 units at a price of $0.62 per unit for gross proceeds of $15,000,000 (net proceeds of $13,958,924 after agent’s commission). Each unit consists of one common share and a one-half warrant to purchase a further share for $0.90 for a period of three years. Fees of $1,041,076 were paid and 1,621,655 broker’s warrants in the brokered portion of the private placement, and 57,893 warrants in the non-brokered portion of the private placement were issued. The agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

  Earlier in 2010, the Company completed a private placement of 14,587,100 units at a price of $0.33 per unit for gross proceeds of $4,773,960 (net proceeds of $4,316,775 after agent’s commission and expenses.) As part of this placement the Company issued 10,021,781 units consisting of one common share and a one-half transferable warrant to purchase a further share for $0.41 for a period of two years, and 4,565,319 units consisting of one common share and a one-quarter transferable warrant to purchase a further share for $0.41 for a period of two years.
  The agent was paid $381,917 and 440,000 broker’s warrants exercisable to purchase a further share at $0.41 for a period of two years.

  During the year, the Company received $2,000,000 in payments plus interest from Andover Ventures Inc. ("Andover") and amended the existing agreement from 2008 by which the Company had agreed to sell to Andover 6,477,241 convertible common stock and 13,034,769 common stock of Chief Consolidated Mining Company.

  Accounts receivable at December 31, 2010, was $2,288,506. It includes a higher than average accounts receivable balance due to higher metal prices and above normal concentrate shipments during the fourth quarter. This was as a result of concentrate inventory stockpiled during a review of concentrate processing options available to the Company initiated in July of 2010. During the review the Company elected to stockpile the majority of concentrate produced and following the completion of the review the stockpiled inventories were shipped along with the majority of the fourth quarter’s production during the fourth quarter of 2010. Full payment on the accounts receivable was received subsequent to December 31, 2010.

The following table summarizes the Company’s contractual obligations as at December 31, 2010:

Contractual Obligations(1)	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	7,497,000	499,000(2)	6,998,000(3)	-	-
Operating Leases	623,647	217,270	406,377	-	-,
Other Long-Term Obligations	4,199,535	-	-	-	4,199,535(4)
Total Contractual Obligations	12,320,182	716,270	7,404,377	-	4,199,535

Silvermex Resources Inc.	2010 Annual MD&A

(1)

Potential royalty payments based on future production are excluded from the table as they cannot be estimated at this time. We do not believe we will be required to make royalty payments on our mineral properties in the next five years.

(2)

Consists of the final US$500,000 ($487,147 discounted, accrued in the financial statements) payment to be made for the purchase of the La Guitarra Mine within the next year. This obligation may be settled in shares. Historically the Company has elected to settle this payment by the issuance of shares.

(3)

Consists of two payments of US$500,000 ($917,493 discounted, accrued in the financial statements) to be made in 2012 to Aurcana Corporation, and the final option payment to Silver Standard for the San Marcial property. Silver Standard may elect to receive its payments in shares..

(4)	Consists of the Company’s undiscounted future asset retirement obligation estimate of $4,159,567
($1,492,940 discounted, provision included in the financial statements) and the labour severance liability in Mexico of $39,968..

The Company also has the following royalty obligations:

La Guitarra Property - Mario Héctor Gottfried Joy receives what the Company considers to be advance on royalties. The agreement with Mr. Gottfried Joy calls for a payment to him of $2,000 per month, subject to an inflation adjustment after September 2003. To date, over US$210,000 has been advanced to Mr. Gottfried Joy. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when production has totalled 30,000 equivalent ounces of gold.

San Marcial Property – 1% net smelter royalty capped at $13,750,000 less the $6,000,000 payment and the value of the 1,000,000 shares due to be issued to Silver Standard in February 2011 (unissued). The Company is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment.

Rosario Property - When Aurcana Corporation ("Aurcana") purchased the Rosario property from Industrial Minera Mexico, S.A. de C.V. the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production within 18 months from the date of signing the agreement (i.e., August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by August 2, 2007, the Company has accrued an amount of $147,427 based on the limited information available to it.

Subsequent to December 31, 2010, the Company posted a bond of approximately $3,200,000 with the Servico de Administracion Tributaria ("SAT"), the Mexican Tax Authority, against the Company’s tax reassessment in Mexico of approximately $3,100,000 for the calendar year 2003 plus interest and penalties. These funds will be unavailable to the Company unless and until the matter is resolved by the courts in the Company’s favour, which has not yet been determined.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Silvermex may need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Silvermex Resources Inc.	2010 Annual MD&A

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the year ended December 31, 2010, Mr. Anderson, a director of the Company participated in a private placement subscribing for 5,150,290 common shares and 500,000 warrants at a price of $0.33 per unit.

During the year, the Company provided a loan to Mr. Nelson, a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011 (subsequently repaid in early 2011).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies and Estimates

In the preparation of its audited consolidated financial statements, Silvermex uses Canadian GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ significantly from these estimates, and accordingly affect the results of operations.

The critical accounting policies include but are not limited to:

Mineral concentrate inventory

Mineral concentrate inventory is valued at the lower of cost and net realizable value. Mineral concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed.

Silvermex Resources Inc.	2010 Annual MD&A

Property, plant and equipment

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Mine infrastructure is amortized using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets annually and when events and circumstances indicate an impairment event may have occurred. The Company assesses the recoverability of its long-lived assets by determining whether their carrying value can be recovered over their remaining lives through undiscounted future cash flows. In the event that future recoverability is not supported, an impairment loss is measured and recorded based on the extent that the estimated future cash flows on a discounted cash flows are less than the carrying value.

Goodwill

Business combinations are accounted for under the acquisition method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is not amortized, it is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Silvermex Resources Inc.	2010 Annual MD&A

Exploration, development expenditures and acquisition of mineral properties

Significant mineral property acquisition costs and exploration and development expenditures are capitalized. For the acquisition of mineral properties, the fair value is determined by estimating the value of the property’s reserves, resources and exploration potential. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Other critical accounting estimates include but are not limited to:

  the carrying value of the note receivable;
  the outcome of litigation;
  the value of future income taxes and any allowances;
  the valuation of financial instruments;
  the carrying values of receivables; and
  the valuation of stock-based compensation.

Litigation and Contingencies

Tax Reassessment

During the year ended December 31, 2010 the Company received a tax reassessment from the Mexican tax authorities in the amount of approximately $3,100,000. The reassessment is attributable to (a) VAT refunds collected by the Company that SAT argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. Although management believes the reassessment is without merit and that it will ultimately be successful in having it reversed, subsequent to December 31, 2010, the Company posted a surety bond of $3,136,701 with SAT in the amount of the reassessment, and interest and penalties. Due to the uncertainty of the timing of a final judgement and the collectability, the Company has recorded a valuation allowance for the full amount of the tax receivable as of December 31, 2010. Any amount received in the future will be recorded as income.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. Subsequent to December 31, 2010, the Supreme Court of Guanajuoto ruled that the Company's damages are limited to approximately US$81,000 (CAD $80,500) plus interest at a rate of 5% calculated monthly. The Company has recorded US$81,000 as a liability but believes that the interest portion of the claim (approximately US$120,000) is without merit.

Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. An accurate amount of the potential liability cannot be determined but based on the information available, the Company has recorded a liability in the amount of $220,096 (MXN 2,700,000).

Silvermex Resources Inc.	2010 Annual MD&A

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board (AcSB) announced 2011 is the changeover date for publicly listed companies to adopt IFRS, in place of Canadian generally accepted accounting principles (GAAP). The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

In 2009, we commenced our plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The Company’s IFRS transition plan addressing the IFRS conversion impact on financial reporting consists of three phases: scoping and planning, design and build, and implementation and reviewing.

  The scoping and planning phase was completed in the first quarter of 2010. This phase included a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS. This resulted in the prioritization of high, medium and low impact areas of focus for the Company based on potential to significantly impact our consolidated financial statements.
  The second phase was initiated during the second quarter of 2010. The progress in detailed analysis and evaluation on high and medium impact areas was slower than our plan, mainly due to certain historical data not being readily available for analysis and priority for the management team to focus on successfully closing the acquisition of Silver One and securing private placements throughout the year. Recognizing the importance of executing the IFRS transition plan, the Company engaged an external advisor in the fourth quarter of 2010 to assist. This phase is now substantially complete with documentation assessing the differences between GAAP and IFRS prepared as well as preparation of shell financial statements, including notes near completion.
  We are currently engaged in the implementation phase. This phase includes implementation of changes identified in second phase two affecting financial reporting, internal controls and businesses, finalization and approval of accounting policy choices and IFRS 1 exemptions, and training of accounting and other staff, as necessary. The preparation of an opening consolidated IFRS balance sheet as of January 1, 2010 is nearing completion and 2010 comparative interim financial statements are underway. The overall IFRS transition is expected to be completed on schedule and we will issue our first interim consolidated financial statements in accordance with IFRS as issued by the IASB beginning with the first quarter ending March 31, 2011 with comparative interim IFRS financial results for 2010.

Our audit committee has been informed of the significant policy decisions, and our auditors are reviewing those areas that are complete.

IFRS changeover plan status
The Company expects the transition to IFRS to impact financial statement preparation, infrastructure and control environment, as well as certain business activities. Management has developed an IFRS conversion plan covering activity areas, and the status of the changeover plan in the key activity areas is as follows:

Silvermex Resources Inc.	2010 Annual MD&A

Key activities	Status
Financial statement preparation:
  Identification of differences in IFRS and Canadian GAAP accounting policies
  Selection of the Company’s ongoing IFRS policies
  Selection of the Company’s IFRS 1 choices
  Quantification of effects of change in initial IFRS 1 disclosures and IFRS compliant 2010 financial statements

  The Company has identified differences between our accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion under IFRS 1.
  See the sections below for discussion of optional exemptions under IFRS 1 that the Company expects to elect on transition to IFRS and accounting policy changes that management considers most significant to the Company.
  An update on management’s choices on accounting policies and IFRS 1 elections is to be presented to the Audit Committee in April 2011.

Infrastructure: Development of IFRS expertise	The Company has been providing training for head office staff. Training of operating staff commenced in September of 2010.
Infrastructure: Development of systems solution for transition period and post-conversion period in:
  Processing changes
  Program upgrades/changes
  Gathering data for disclosures
  Scope of consolidation package
  Budget/plan/forecast monitoring process

  The Company has assessed the impact on system requirements for the conversion and post-conversion periods and expect there will be no significant impact on applications arising from the transition to IFRS.
  Additional modules for accounting software and sub-ledgers necessary for post-conversion period are being identified as accounting policy choices are analyzed.

Control Environment: Internal Control over Financial Reporting ("ICFR")
  For all accounting policy changes identified, assessment of ICFR design and effectiveness implications
  Implementation of appropriate changes

  We have identified the required accounting process changes that result from the application of IFRS accounting policies; these changes are not considered significant.
  As part of the transition project, we will complete the design, implementation and documentation of the accounting process changes that result from the application of IFRS accounting policies.

Control Environment: Disclosure Controls and Procedures ("DC&P")
  For all accounting policy changes identified, assessment of DC&P design and effectiveness implications
  Implementation of appropriate changes, in particular:
    Revision of MD&A communications package
    Development of IFRS related queries response process in investor relations
We continue to provide IFRS project updates in quarterly and annual disclosure document.

Silvermex Resources Inc.	2010 Annual MD&A

Key activities	Status
Business Policy Assessment: Financial Covenants Identification of impact on financial covenants and business practices Completion of any required renegotiations/changes	No financial covenants exist on current agreements; therefore, there is no impact on the financial covenants and business practices due to changeover.
Business Policy Assessment: Customer and Supplier Contracts Evaluation of impact on customer and supplier contracts Completion of any required renegotiations/changes	Major customer contracts have been reviewed. The terms of contracts are not impacted by IFRS and thus, no changes are required. The Company does not have any supplier contracts.
Business Policy Assessment: Taxation Identification of impact on taxation in foreign jurisdiction Revision of tax planning as required	Identification of the tax impact in Mexico is in progress.
Business Policy Assessment: Compensation Arrangements Identification of impact on compensation arrangements Implementation of required changes
  Review of compensation has been completed.
  Compensation arrangements that are in effect are not impacted by changeover to IFRS.
  Management is aware of IFRS impact to share-based payments. The changes to the share-based payment requirements will be taken into consideration when designing the terms and conditions of future share option issuances.
  The Company monitored new or changes to compensation arrangements in 2010.

Summary of impact on key areas

1. IFRS 1 - First-time adoption IFRS

First-Time Adoption of International Financial Reporting Standards ("IFRS 1") provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company expects to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate in our circumstances on transition to IFRS and up to the audit of the year-end audit as of December 31, 2011. The list below and associated comments should not be regarded as a complete list of IFRS 1 exemptions that are available to the Company as a result of the transition to IFRS.

Silvermex Resources Inc.	2010 Annual MD&A

Optional exemptions	Description
Business combination

Under this exemption, the Company has the option to apply IFRS 3, retroactively to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.

The Company intends to use this exemption which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS 3,which are equivalent to the principles of CICA Section 1582 under Canadian GAAP which we adopted effective January 1, 2010 on a prospective basis.

Share-based payment transactions

IFRS 1 encourages application of IFRS 2 to equity instruments that were granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.

The Company intends to apply this exemption to equity instruments that were granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before the date of opening IFRS balance sheet.

Fair value or revaluation as deemed cost

This exemption allows the Company to initially measure an item of property, plant and equipment upon transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

The Company intends to use this exemption and deem the fair value of specifically identified items of property, plant and equipment on the date of transition to be the deemed costs. An opening balance sheet adjustment to reflect the fair value of specific assets with an offset to retained earnings is expected. The calculation is in the process of being finalized.

Cumulative translation differences

This exemption permits the Company to reset the cumulative translation differences to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet.

The Company intends to use this exemption and deem all cumulative translation differences to be zero at transition date.

Decommissioning liabilities included in the cost of property, plant and equipment

IFRS 1 provides the option to measure the restoration provision at the transition date in accordance with the requirements of IAS 37. Accordingly the Company can choose to re-measure the provisions as at transition date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimate the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose. The Company is permitted to calculate this using the best estimates of the historical rate-adjusted discount rates, and recalculate the accumulated depreciation under IFRS up to the transition date.

The Company intends to use this exemption. The asset retirement obligation (ARO) liability was recalculated under IFRS which is expected to result in an opening balance sheet adjustment to increase the ARO liability and decrease retained earnings by approximately $5,352.

Silvermex Resources Inc.	2010 Annual MD&A

Optional exemptions	Description
Borrowing costs

This exemption allows the Company to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet.

The Company intends to use this exemption and not retroactively capitalize borrowing costs.

2. Impact on key financial statement areas

Based on an analysis of Canadian GAAP and IFRS in effect as at December 31, 2010, we have identified several differences between our current accounting policies and those expected to apply in preparing IFRS financial statements. Information on the key differences that management considers most significant to our financial statements are summarized below. The impact from IFRS 1 exemption choices is not included in the summary below

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Exploration for and evaluation of mineral resources ("E&E")

IFRS 6 permits a reporting entity to choose an accounting policy to expense or capitalize E&E expenditures, while capitalizing other E&E expenditures, as long as the accounting policy is applied consistently. IFRS 6 requires us to value E&E assets using a cost or a revaluation model subsequent to initial recognition. E&E assets may be disclosed as either tangible or intangible asset under IFRS. Entities may test impairment of E&E assets on a multiple cash-generating unit basis under IFRS, as long as such policy is established.

Under Canadian GAAP, the Company capitalizes resource property acquisition as mineral interests and exploration and development costs as a component of property, plant and equipment. Under IFRS, the Company has decided to expense E&E costs. This is expected to result in an opening balance sheet adjustment to reduce property, plant and equipment by approximately $16.9 million. We will capitalize our E&E expenditures incurred subsequent to establishing economic recoverability and we currently intend to elect the cost model for subsequent measurement of E&E assets and to disclose E&E assets as tangible assets.

Property, plant and equipment ("PP&E")

IAS 16 requires entities to value PP&E using a cost or a revaluation model subsequent to initial recognition. Where a significant component of PP&E has a cost that is significant in relation to the cost of the item as a whole, it must be depreciated separately from the remainder of the item.

The Company intends to apply the cost model for subsequent valuation of PP&E. The Company has identified differences arising from the additional componentization of PP&E and quantification of the difference is in process.

Silvermex Resources Inc.	2010 Annual MD&A

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Impairment of assets

Under IAS 36, we are required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. IAS 36 allows reversal of impairment losses where circumstances have changed such that the impairments have been reduced.

Under Canadian GAAP, there is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value.The use of a one-step process to test for impairment under IFRS as compared to a two-step process under Canadian GAAP may result in more frequent impairment charges where carrying amounts of mining interests may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis under IFRS.

The Company's assessment of impairment indicators did not result in any additional requirement for impairment tests on transition to IFRS. However, the impairment that was recorded under Canadian GAAP for the La Guitarra mineral property was recalculated under IAS 36. This resulted in an estimated further impairment of $1.9 million which is expected to reduce the mining property asset in the opening balance sheet with an offset to retained earnings.

Share-based payment ("SBP")

IFRS 2 requires each instalment of share-option grant to be measured as a separate award, if share options vest at different times. We are required to estimate forfeitures upfront in the valuation of share options, whereas under Canadian GAAP, they can be recorded upfront or recorded as they occur.

The Company has calculated the measurement differences for the share options that were unvested as of January 1, 2010. The adjustment will be to decrease contributed surplus and increase the deficit. Quantification of this adjustment is in process.

The effects of changes in foreign exchange rates

Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS. When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority is given to certain specific indicators. Since the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRS and Canadian GAAP may arise.

The Company has completed its assessment and determined that a change in the functional currency of some of the foreign operations is required on conversion to IFRS. There is no impact on the opening balance sheet.

Silvermex Resources Inc.	2010 Annual MD&A

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Provision, contingent liabilities and contingent assets

IAS 37 requires a provision be recognized when there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. Under Canadian GAAP, we recognize a provision when an outflow of resources is "likely", which is a higher threshold than "probable". IAS 37 measures the provisions using a mid-point of a range, whereas Canadian GAAP uses the lowest value. For material provisions, IFRS requires the provisions to be discounted.

The Company has completed its assessment and determined that no additional provisions require recognition on adoption of IFRS.

Income taxes

Canadian GAAP does not recognize deferred tax assets or liabilities arising from the effect of exchange rate movements on the tax base of non-monetary assets or liabilities measured in a functional currency that is different than the presentation currency; these are all recognized under IFRS. IFRS also has a different approach to recognizing and measuring uncertain tax positions (falling within the approach set out for provisions above). Other differences may also arise in specific circumstances.

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences

Major new deferred tax assets and liabilities might be recognized on adopting IFRS. The tax provision might also become more volatile because of the more active measurement of uncertain tax positions. Quantification of the impact is ongoing, including the potential impact on the future income tax liability which arose on the acquisition of Silver One.

There are other differences between IFRS and Canadian GAAP that may be applicable to the Company, but we do not anticipate these will have a significant impact. The IASB continues to amend and add to current IFRS with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impact of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, note receivable, accounts payable, and long term debt.

It is management’s opinion that the Company’s exposure to significant currency, credit, liquidity, or price risks as follows:

Silvermex Resources Inc.	2010 Annual MD&A

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States ("US") dollars and its cost of sales are incurred in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

	US Dollars	Mexican Pesos

Cash	1,742,064	940,282
Accounts receivable	1,766,421	2,938,397
Accounts payable and accrued liabilities	(223,638)	(13,220,652)
Long term debt	(1,404,640)	—
Future income taxes	—	(145,752,284)
Asset retirement obligations	(142,256)	(16,721,294)

Net	1,737,951	(171,815,551)

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease/increase of $173,447 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the Canadian dollar against the Mexican peso would result in a decrease/increase of $1,400,141 in the Company’s net earnings.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and the note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for sales of mineral concentrate ore. The Company maintains an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question, including against certain VAT receivables.

Note receivable due from Andover Ventures Inc. relates to the sale of shares from Chief Consolidated Mining Company. As the collectability of the note was uncertain in 2009, the Company has recorded a valuation allowance in 2009 against the note with the fair value determined to be the value of the underlying security. For 2010, the amount of the remaining note receivable is less than the securitized amount therefore no valuation allowance has been recorded.

Silvermex Resources Inc.	2010 Annual MD&A

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by maintaining adequate cash balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Although the Company has completed private placements, it will still need to target sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions to assure continuation of the Company’s exploration and development programs. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to secure sufficient additional financing in the future and therefore be in a position to realize its assets and discharge its liabilities in the normal course of business.

Price Risk

The Company is subject to price risk from fluctuations in the market price of silver and gold, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The carrying value of the Company’s mine infrastructure and exploration costs could be adversely affected by any reductions in the long term prices of silver and gold.

Additional Disclosure Requirements

Disclosure Controls and Procedures

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administrators, was conducted as of December 31, 2010 under the supervision of the Company’s Audit Committee and with the participation of management.

Based on the results of that evaluation, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings filed or submitted by it under securities legislation is recorded, processed, summarized and reported in a timely manner.

Management’s Report on Internal Control over Financial Reporting

As of December 31, 2010, management has evaluated the design and the operating effectiveness of the internal control over financial reporting ("ICFR") as defined by National Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the CEO and the CFO. Based on this evaluation, management, the CEO and the CFO concluded that the Company’s ICFR were not effective due to the material weakness noted below.

Silvermex Resources Inc.	2010 Annual MD&A

The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ineffective controls at the entity level - As evidenced by the material weaknesses described below, the Company determined that several design deficiencies existed within the entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities, resulting in a material weakness in each of these respective components. The deficiency in each of these individual COSO components represents a separate material weakness The Company’s management determined that the weaknesses were primarily attributable to a lack of a code of conduct and other policies and procedures manuals, as well as the lack of formally established audit, compensation, governance and other Board of Directors committees. This lack of formalization was the result of changes in both the management team and the Board of Directors which relates specifically to the business combination transaction. These changes in close proximity to year-end did not allow adequate time for the establishment of formal policies and procedures.

The Company has enhanced its corporate governance policies in the first quarter of 2011 as the board of directors has revised or implemented, and approved new corporate governance charters or policies (as applicable) addressing the audit committee, code of business conduct and ethics, compensation and corporate governance, and insider trading which have been or are being adopted going forward. The Company is also looking to adopt health and safety, environmental, and whistleblower policies. Management believes that the material weaknesses have been remediated, subject to testing in fiscal 2011 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the period the Company completed a business combination transaction which resulted in changes to governance processes, operations and management personnel. These changes for the Company have had a material effect on our internal control over financial reporting. In response, the Company appointed external advisors to review the internal controls over financial reporting. CEO, CFO and Audit Committee have reviewed the advisors findings and will incorporate their recommendations into the control remediation plan during the first half of 2011.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 231,303,256 common shares outstanding on December 31, 2010 and 233,781,843 as of the date of this MD&A.

On December 31, 2010, options to purchase 12,628,340 common shares, and warrants to purchase 51,654,908 common shares were outstanding. As of the date of this MD&A, options to purchase 15,035,250 common shares and warrants to purchase 50,697,813 common shares were outstanding, and 643,244 agents’ common share units were outstanding.

Silvermex Resources Inc.	2010 Annual MD&A